UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)T Rule 101(b)(8)	☐

Kabushiki Kaisha Nippei Toyama

(Names of Subject Company)

Nippei Toyama Corporation

(Translation of Subject Companies’ Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies’ Incorporation or Organization)

Komatsu Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Komatsu Ltd.

Attn.: Hideshi Chikada

General Manager, Legal Department

2-3-6, Akasaka, Minato-ku, Tokyo 107-8414, Japan

(phone number: +81-3-5561-2603)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated April 30, 2008, of Komatsu Ltd. (“Komatsu”) and Nippei Toyama Corporation (“Nippei Toyama”) regarding the making of Nippei Toyama into a wholly-owned subsidiary of Komatsu through a share exchange.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Komatsu Ltd. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Komatsu Ltd.

By:	/s/ Tadashi Okada
Name: Tadashi Okada
Title: Executive Officer

Date: April 30, 2008

Exhibit 1

[Translation]

April 30, 2008

Company Name:	Komatsu Ltd.
Representative:	Kunio Noji
Representative Director and President
Code Number:	6301
The First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange
Contact Information:	Fusao Seki, Executive Officer and General Manager, Corporate Communications
Telephone Number:	+81-3-5561-2616

Company Name:	NIPPEI TOYAMA Corporation
Representative:	Hiroyuki Horii
Representative Director and President
Code Number:	6130
The Second Section of the Tokyo Stock Exchange
Contact Information:	Atsuhiro Ozawa, Director and Vice President of Administration Division
Telephone Number:	+81-3-5471-7701

Re: Notice Regarding the Making of NIPPEI TOYAMA Corporation a Wholly Owned

Subsidiary of Komatsu Ltd. through a Share Exchange

Komatsu Ltd. (“Komatsu”) and NIPPEI TOYAMA Corporation (“NTC”) hereby announce that, at their respective board of directors’ meetings held today, Komatsu and NTC resolved to implement a share exchange as of August 1, 2008, as set forth below, through which NTC will become a wholly owned subsidiary of Komatsu (the “Share Exchange”). Accordingly, Komatsu and NTC will enter into a Share Exchange Agreement today. Prior to the effective date of the Share Exchange, shares of NTC are scheduled to be delisted from the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1.	Purpose of Making NTC a Wholly Owned Subsidiary of Komatsu through the Share Exchange

(1)	Purpose of the Share Exchange

As previously announced in “1. Purpose of Tender Offer” of the “Notice Regarding Commencement of Tender Offer for Shares of NIPPEI TOYAMA Corporation” (the “Announcement of Commencement of Tender Offer”) dated January 16, 2008, Komatsu implemented a tender offer for shares of NTC (the “Tender Offer”), from January 22, 2008 through March 17, 2008, with the aim of making NTC a wholly owned subsidiary of Komatsu. As a result, as of the date hereof, Komatsu holds 47,429,444 issued shares of NTC (accounting for 93.79% of the total number of issued shares of NTC).

Major customers of Komatsu in the industrial machinery business and those of NTC are those in the automobile related industries and semiconductor related industries, and the two companies are highly complementary in their product mix. Both companies have their production bases in the Hokuriku area, which is another common factor. Accordingly, Komatsu and NTC have worked to generate collaborative effects in the areas of purchasing, production, sales and service, as well as manufacturing.

This collaborative relationship between Komatsu and NTC has been good, and is starting to generate specific, positive results. Mutual trust is being built through this collaborative relationship. Under these circumstances, by making NTC a wholly owned subsidiary of Komatsu, it is expected that both companies will realize the significant benefit of being able to work more flexibly and speedily on mid- to long-range management challenges, such as collaboration in research and development as well as joint development of new business areas which transcend the scope of their existing businesses. Thus, Komatsu and NTC entered into a basic agreement as of January 16, 2008, in which Komatsu agreed to make NTC a wholly owned subsidiary of Komatsu.

In addition, Komatsu posted consolidated sales of 102.9 billion yen in the industrial machinery business, centering on press machines and the machine tools, for the fiscal year that ended on March 31, 2007, while consolidated sales of NTC for the same fiscal year were 82.6 billion yen. When NTC becomes a wholly owned subsidiary of Komatsu, consolidated sales will be in the scale of 200 billion yen. This figure ranks Komatsu and NTC as a world’s top-class manufacturer group of industrial machinery and machine tools, and Komatsu and NTC expect to make their business base stronger and further enhance their competitiveness in an industry that is known for drastic demand fluctuations.

NTC has also decided that it is necessary and the best to become a wholly owned subsidiary of Komatsu, to strengthen the capital relationship, and to implement business strategies, tactics and others flexibly and promptly, so that NTC can strengthen profitability and ensure further development, as described in the “Endorsement of the Tender Offer on the shares of NIPPEI TOYAMA Co. by Komatsu Ltd.”, dated January 16, 2008.

Based on such decision, in the event that Komatsu fails to acquire all the issued and outstanding shares of NTC, both companies intend to implement the Share Exchange described in the Announcement of Commencement of Tender Offer and to deliver shares of Komatsu to all shareholders of NTC (excluding Komatsu) who did not subscribe to the Tender Offer, in exchange for shares of NTC held by such shareholders.

Although the effective date of the Share Exchange was initially scheduled to be a date in or around October 2008, as stated in the Announcement of Commencement of Tender Offer, as a result of consultations between Komatsu and NTC, it was decided that the effective date should be advanced to August 1, 2008, in view of minimizing any negative effects that the loss of liquidity of shares of NTC may have on the shareholders of NTC, because, as a result of the Tender Offer, the ratio of liquid shares of NTC is below 5% as of the end of the accounting period ended March 31, 2008, which satisfies the Tokyo Stock Exchange’s standards for the delisting of shares, and thus it is expected that shares of NTC will be delisted in late July, 2008.

In view of the aforementioned circumstances, both companies have, as of the date hereof, determined to implement the Share Exchange, with August 1, 2008 being the effective date thereof. Accordingly, Komatsu and NTC will enter into a Share Exchange Agreement today.

Komatsu has an intention, after NTC becomes a wholly owned subsidiary of Komatsu, to respect the autonomy and independence of NTC and to maintain the management team, employees, business domains, business bases and brand, etc. of NTC as they are at present.

(2)	Possibility of Delisting and Reasons Therefor

Through the Share Exchange, NTC will become a wholly owned subsidiary of Komatsu, as of August 1, 2008, the effective date of the Share Exchange. In addition, as a result of the Tender Offer, the ratio of liquid shares of NTC, which will become a wholly owned subsidiary, are below 5% as of the end of the accounting period ended March 31, 2008, which satisfies the Tokyo Stock Exchange’s standards for the delisting of shares. For these reasons, the shares of NTC are scheduled to be delisted from the Tokyo Stock Exchange in late July 2008. After delisting, the shares of NTC may no longer be traded on the Tokyo Stock Exchange.

Since shares of Komatsu, which are consideration for the Share Exchange, are listed on both the Tokyo Stock Exchange and the Osaka Securities Exchange, Co., Ltd. (the “Osaka Securities Exchange”), liquidity of shares will continue to be provided after the Share Exchange for each shareholder of NTC who holds not less than 233 shares of NTC; provided, however, that for shareholders of NTC who hold less than 233 shares of NTC, shares of Komatsu constituting less than a whole unit, which is composed of 100 shares of Komatsu, shall be allotted. Refer to Note 3 of 2. (2) for the treatment of shares constituting less than a whole unit.

(3)	Measures Taken to Assure Fairness

To ensure the fairness and appropriateness of the share exchange ratio in the Share Exchange, in light of the fact that Komatsu holds 93.79% of the total number of issued shares of NTC, as described above, Komatsu and NTC respectively requested a third-party appraiser independent from both companies to valuate the share exchange ratio, as described in 2. (3) below, and obtained reports of the results of valuation. Using the valuation results as a reference, discussions, negotiations and consultations were conducted between both companies, and as a result, it was decided that the Share Exchange would be implemented using the agreed-upon share exchange ratio.

Furthermore, the board of directors of Komatsu has obtained an opinion on fairness (fairness opinion) from Nomura Securities Co., Ltd. (“Nomura Securities”), to the effect that the share exchange ratio that was agreed upon is fair for the shareholders of Komatsu from a financial perspective as of April 28, 2008. The board of directors of NTC has not obtained a fairness opinion from its third-party appraiser.

(4)	Measures Taken to Prevent Conflicts of Interest

As Mr. Yasuo Suzuki concurrently serves as a director and senior executive officer of Komatsu and a director of NTC, due to the potential for conflicts of interest, he refrained from participating in related discussions and the subsequent resolution of the aforementioned meetings of the respective board of directors of Komatsu and NTC.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Board of directors meeting to resolve the Share Exchange	April 30, 2008 (Wednesday)

Execution of the Share Exchange Agreement	April 30, 2008 (Wednesday) (Scheduled)

Date of designation as shares under supervision (NTC)	April 30, 2008 (Wednesday) (Scheduled)

Date of designation as shares to be delisted (NTC)	Late June, 2008 (Scheduled)

Delisting date (NTC)	Late July, 2008 (Scheduled)

Scheduled date for the Share Exchange (effective date)	August 1, 2008 (Friday) (Scheduled)

Delivery date of share certificates	Late September, 2008 (Scheduled)

(Note 1)	The Share Exchange is scheduled to be implemented as a summary share exchange (kan’i-kabushiki-koukan) pursuant to Article 796, Paragraph 3 of the Companies Act, with respect to Komatsu, and as a short-form share exchange (ryakushiki-kabushiki-koukan) pursuant to Article 784, Paragraph 1 of the Companies Act, with respect to NTC, and the Share Exchange is scheduled to be implemented without approval by a meeting of the shareholders of either company.

(Note 2)	Since, as a result of the Tender Offer, the ratio of liquid shares of NTC, which will become a wholly owned subsidiary, are below 5% as of the end of the accounting period ended March 31, 2008, which satisfies the Tokyo Stock Exchange’s standards for the delisting of shares, the shares of NTC are expected to be designated as shares under supervision and shares to be delisted.

(Note 3)	The shares of NTC are expected to be designated as shares under supervision as of today, the day on which NTC files the share distribution table with the Tokyo Stock Exchange, and are expected to be designated as shares to be delisted on the day following the day on which NTC files the Securities Report with the Kanto Local Finance Bureau.

(2)	Allotment of Shares in Relation to the Share Exchange

Company Name	Komatsu, Ltd. (Wholly owning parent company through the Share Exchange)	NIPPEI TOYAMA Corporation (Wholly owned subsidiary through the Share Exchange)
Share exchange ratio for allotment of shares in the Share Exchange	1	0.43

Number of shares to be newly issued through the Share Exchange	No shares will be newly issued.

(Note 1)	Share exchange ratio for the allotment of shares

0.43 shares of Komatsu will be allotted per one (1) share of NTC, provided, however, that allotment of shares through the Share Exchange will not be made for the 47,429,444 shares of NTC held by Komatsu.

(Note 2)	Number of shares to be allotted through the share exchange, etc.

Komatsu will allot its common shares owned by itself to all shareholders (excluding Komatsu; and with respect to the shareholders of NTC who demand their shares be purchased pursuant to Article 785 of the Companies Act, NTC shall be deemed to be listed or recorded on the shareholder registry as the shareholder instead of such shareholders) of NTC listed or recorded on the shareholder registry of NTC as of the day immediately prior to the effective date of the Share Exchange, at the ratio of 0.43 Komatsu shares per one (1) share of NTC owned by such shareholders.

Komatsu plans to allocate 1,351,084 shares of treasury shares to the allotment of shares through the Share Exchange, and not to newly issue shares. The number of shares to be allotted through the Share Exchange is subject to change for reasons such as the cancellation of treasury shares held by NTC.

In addition, if the number of the common shares of Komatsu that are to be delivered to the shareholders of NTC through the Share Exchange includes fractions of less than one share, cash will be delivered to the shareholders in accordance with Article 234 of the Companies Act with respect to the fractions of less than one share.

(Note 3)	Treatment of shares constituting less than a whole unit

The shareholder who will be allotted, and thereby hold, shares of Komatsu constituting less than a whole unit upon the Share Exchange will be entitled to utilize the following systems in respect of shares of Komatsu. A notice of detailed information, including information such as the date of commencement for the handling of requests, will be given along with an announcement for submission of share certificates, which is scheduled to be dispatched in late June, 2008. The shareholders may not sell shares constituting less than a whole unit on any stock exchange.

(i) Purchases (kaitori) by Komatsu of shares constituting less than a whole unit (sale by a holder of shares constituting less than a whole unit)

A system whereby Komatsu purchases shares constituting less than a whole unit that may not be sold on the market.

(ii) Further Purchases (kaimashi) of shares constituting less than a whole unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of Komatsu constituting less than a whole unit may purchase shares so as to achieve a whole unit (tangen).

(3)	Basis of the Valuation for Allotment of Shares in Relation to the Share Exchange, etc.

(i)	Basis of valuation and background

To ensure the fairness and appropriateness of the share exchange ratio in the Share Exchange, each of Komatsu and NTC decided to request a third-party appraiser independent from both companies to calculate the share exchange ratio, and Komatsu and NTC appointed Nomura Securities and PwC Advisory Co., Ltd. (“PwC Advisory”), respectively, as third-party appraisers.

Nomura Securities, taking into account the facts, various conditions, and results of the Tender Offer conducted prior to the Share Exchange, adopted the market price method in the valuation for Komatsu (in consideration of various conditions, with April 25, 2008 being the assessment record date, based on the average value of the closing stock prices on each trading day during the last one (1)-week period commenced on April 21, 2008 and ended on April 25, 2008, during the last one (1)-month period commenced on March 26, 2008 and ended on April 25, 2008, and during the period commenced on March 19, 2008, the first business day following the day on which results of the Tender Offer were announced, and ended on April 25, 2008), since shares of Komatsu are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and a market share price exists. With respect to NTC, Nomura Securities adopted the market price method in the valuation for NTC (in consideration of various conditions, with April 25, 2008 being the assessment record date, based on the average value of the closing stock prices on each trading day during the last one (1)-week period commenced on April 21, 2008 and ended on April 25, 2008, during the last one (1)-month period commenced on March 26, 2008 and ended on April 25, 2008, and during the period commenced on March 19, 2008, the first business day following the day on which results of the Tender Offer were announced, and ended on April 25, 2008), since its shares are listed on the Tokyo Stock Exchange, and a market share price exists. Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow method (the “DCF method”) was also adopted. The following shows the assessment ranges according to each valuation method when the share value per share of Komatsu is set at one (1).

Assessment method	Assessment range of the share exchange ratio
Market price method	0.432 to 0.440
DCF method	0.381 to 0.550

Meanwhile, PwC Advisory, taking into account the facts, various conditions, and results of the Tender Offer conducted prior to the Share Exchange, adopted the market price method in the valuation for Komatsu (with April 25, 2008 being the assessment record date, based on the average value of the stock trading price and of the closing stock price on each trading day during the last three (3) months, one (1) month and one (1) week ended on April 25, 2008), since shares of Komatsu are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange, and a market share price exists. With respect to NTC, PwC Advisory adopted the market price method in the valuation for NTC (with April 25, 2008 being the assessment record date, based on the average value of the stock trading price and of the closing stock price on each trading day during the period commenced on January 17, 2008, the first business day following the day on which the Announcement of Commencement of the Tender Offer was made, and ended on April 25, 2008 and during the three (3)-month period, one (1)-month period and one (1)-week period ended on April 25, 2008), since its shares are listed on the Tokyo Stock Exchange, and a market share price exists; further, in order to take into account the state of future business operations in the assessment, the discounted cash flow method (the “DCF method”) was also adopted. The following shows the assessment ranges according to each valuation method when the share value per share of Komatsu is set at one (1).

Assessment method	Assessment range of the share exchange ratio
Market price method	0.416 to 0.481
DCF method	0.367 to 0.530

Komatsu and NTC both carefully examined the valuation results for the share exchange ratio that were submitted by the aforementioned third-party appraisers, and upon consideration of the purchase price of the Tender Offer and as a result of examinations, negotiations and consultations between Komatsu and NTC, each of them has determined the share exchange ratio for the Share Exchange at the meetings of their respective board of directors held on April 30, 2008.

The results of valuation for the share exchange ratio provided by the third-party appraisers above are not opinions with respect to fairness of the share exchange ratio in the Share Exchange.

However, the board of directors of Komatsu has obtained a fairness opinion from Nomura Securities, to the effect that the share exchange ratio that was agreed upon is fair for the shareholders of Komatsu from a financial perspective as of April 28, 2008.

(ii)	Relationship with the appraisers

Neither Nomura Securities nor PwC Advisory falls under the category of related parties with respect to Komatsu or NTC.

(4)	Handling of the Stock Acquisition Rights and Convertible Bonds of the Wholly Owned Subsidiary upon the Share Exchange

NTC does not issue stock acquisition rights (shinkabu-yoyakuken) or bonds with stock acquisition rights (shinkabu-yoyakuken-tsuki-shasai).

3.	Outline of the Parties to the Share Exchange (as of March 31, 2008) (Note 1)

(1) Corporate Name:	Komatsu Ltd. (Wholly owning parent company)		NIPPEI TOYAMA Corporation (Wholly owned subsidiary)

(2) Content of Business:	Research and development, manufacturing, sale and service, etc. of products for construction and mining equipment, industrial machinery and vehicles, etc.		Manufacturing and sale of machine tools and industrial machinery, and sale of real estate, etc.

(3) Date of Establishment:	May 13, 1921		July 26, 1945

(4) Address of Head Office:	2-3-6 Akasaka, Minato-ku, Tokyo, Japan		26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo, Japan

(5) Name and Title of the Representative:	Kunio Noji, Representative Director and President		Hiroyuki Horii, Representative Director and President

(6) Stated Capital:	70,120 million yen		6,014 million yen

(7) Number of Shares Issued:	998,744,060 shares		50,571,501 shares

(8) Net Assets:	887,126 million yen (on a consolidated basis)		30,686 million yen (on a consolidated basis)

(9) Total Assets:	2,105,146 million yen (on a consolidated basis)		94,814 million yen (on a consolidated basis)

(10) End of Fiscal Year	March 31		March 31

(11) Number of Employees:	39,267 (on a consolidated basis)		1,691 (on a consolidated basis)

(12) Major Business Partners:	Sumitomo Corporation, MITSUI & CO., LTD. and others		Toyota Tsusho Corporation, SUZUKI MOTOR CORPORATION and others

(13) Major Shareholders and Their Shareholding Ratio:	Japan Trustee Services Bank, Ltd. (Trust Account)	6.83%	Komatsu Ltd.	29.33%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	6.56%	Japan Trustee Services Bank, Ltd.	7.27%
	Taiyo Life Insurance Company	4.72%	Toyota Motor Corporation	5.37%
	Nippon Life Insurance Company	3.33%	Toshiba Machine Co., Ltd.	5.35%
	State Street Bank and Trust Company (Standing proxy: Kabutocho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	3.24%	The Sumitomo Trust and Banking Co., Ltd.	3.44%
	NATS CUMCO (Standing proxy: Kabutocho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	1.81%	The Hokuriku Bank, Ltd.	2.64%
	Sumitomo Mitsui Banking Corporation	1.78%	Nippei Toyama Business Partners Shareholding Association	2.20%
	State Street Bank and Trust Company 505103 (Standing proxy: Kabutocho Securities Settlement Services Division, Mizuho Corporate Bank, Ltd.)	1.65%	Nippei Toyama Group Employees Shareholding Association	1.78%
	NIPPONKOA Insurance Company, Limited.	1.39%	Morgan Stanley & Co. International plc (Standing Proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.58%
	Trust & Custody Services Bank, Ltd. (Trust Account Y)	1.18%	The Master Trust Bank of Japan, Ltd.	1.48%

(14) Main Banks:	Sumitomo Mitsui Banking Corporation, Mizuho Corporate Bank, Ltd., The Hokkoku Bank, Ltd. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Hokuriku Bank, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation

(15) Relationship between Komatsu and NTC:	Capital Relationship	Komatsu is a parent company of NTC, holding 93.79% of the total number of shares of NTC issued and outstanding. (Note 2)
	Personnel Relationship	A director and senior executive officer of Komatsu holds the office of outside director of NTC.
	Transaction Relationship	Komatsu purchases machine tools and parts from NTC, and sells its computer systems to NTC.
	Status as Related Party	NTC is Komatsu’s consolidated subsidiary and related party.

(Note 1)	As NTC has yet to disclose its earnings for the fiscal year ended March 31, 2008, the figures provided above as net assets, total assets, number of employees, major shareholders and their shareholding ratio reflect the figures current as of September 30, 2007.

(Note 2)	As a result of the Tender Offer, Komatsu’s shareholding ratio to the total number of issued shares of NTC is, as of March 31, 2008, 93.79%. Figures are rounded to the nearest two decimal places.

(16) Business Results of the Most Recent Three (3) Years (on a Consolidated Basis)

	Komatsu Ltd. (Wholly owning parent company)				NIPPEI TOYAMA Corporation (Wholly owned subsidiary)
Fiscal Year (ended on March 31)	2005	2006	2007	2008	2005	2006	2007
Net Sales (million yen)	1,356,071	1,612,140	1,893,343	2,243,023	55,144	73,619	82,593
Operating Income (million yen)	95,862	163,428	244,741	332,850	2,359	10,272	9,975
Ordinary Income (million yen)	—	—	—	—	1,579	9,371	9,368
Net Income (million yen)	59,010	114,290	164,638	208,793	1,706	3,789	5,740
Net Income per Share (yen)	59.51	115.13	165.70	209.87	34.67	76.24	116.82
Dividend per Share (yen)	11.00	18.00	31.00	42.00	1.00	3.00	5.00
Net Assets per Share (yen)	481.27	626.98	781.57	891.49	309.63	411.27	523.28

(Note)

1.	Komatsu has prepared the consolidated financial statements based on the generally accepted accounting principles applicable in the United States (the “U.S. GAAP”), pursuant to the provisions of Article 93 of the Regulations of Consolidated Financial Statements.

2.	Due to the change of presentation of the consolidated profit and loss statement to the multiple-step method from the fiscal year ended March 31, 2007, the operating income is presented pursuant to the U.S. GAAP. Furthermore, in order to avoid inconveniences in respect of making comparisons, the presented operating income for the fiscal years ended March 31, 2005 and 2006 have been modified pursuant to the U.S. GAAP.

3.	Pursuant to Statement No. 144 of the U.S. Financial Accounting Standards Board, Accounting for the Impairment or Disposal of Long-Lived Assets, the figures presented for the fiscal years ended March 31, 2005 and 2006 have been partly modified with respect to operations that were discontinued in the fiscal year ended March 31, 2007.

4.	To date, NTC has yet to disclose its financial results for the fiscal year ended March 31, 2008.

4.	Situation of Wholly Owning Parent Company after the Share Exchange

(1)	Corporate Name:	Komatsu Ltd.

(2)	Content of Business:	Research and development, manufacturing, sale and service, etc. of products for construction and mining equipment, industrial machinery and vehicles, etc.

(3)	Address of the Head Office:	2-3-6 Akasaka, Minato-ku, Tokyo, Japan

(4)	Name and Title of the Representative:	Kunio Noji, Representative Director and President

(5)	Stated Capital:	70,120 million yen (as of March 31, 2008)

(6)	Total Assets:	Not determined at present.

(7)	Net Assets:	Not determined at present.

(8)	End of Fiscal Year:	March 31

(9)	Outline of Accounting Treatment

Komatsu follows the U.S. GAAP. The value of goodwill resulting from the Share Exchange is not determined at present.

(10)	Future Outlook

The impact of the Share Exchange on Komatsu’s consolidated and non-consolidated business results for the fiscal year ending March 31, 2009 will be immaterial.

[End of Document]